

December 16, 2008

Mr. Scott Cooley
Chief Financial Officer, Morningstar, Inc.
225 West Wacker Drive
Chicago, IL 60606-6303

Re: **Morningstar, Inc**
Form 10-K for the year ended December 31, 2007
Definitive Proxy Statement, April 9, 2008
Form 10-Q for the quarter ended September 30, 2008
File No. 0-51280

Dear Mr. Cooley:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Era Anagnosti, Attorney, at (202) 551-3369, Andrew Schoeffler, Attorney, at (202) 551-3748 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief